                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                        MACE SECURITY INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    554335109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  GARY B. SABIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            EXCEL LEGACY CORPORATION
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 27, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                         (Continued on following pages)

CUSIP NO. 554335109                 SCHEDULE 13D        PAGE   2    OF     14
         ---------------------                              --------    -------

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          MILLENNIA CAR WASH, LLC, IRS ID #33-0798828
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
          AF, OO
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     3,812,500
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               3,812,500
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,812,500
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.6% (1)
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------

(1) BASED ON 24,494,513 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF MAY 8, 2000, AS REPORTED IN MACE'S FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 554335109                 SCHEDULE 13D        PAGE    3    OF     14
         ---------------------                              --------    --------

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          EXCEL LEGACY CORPORATION, IRS ID #33-0781747
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
          WC, OO
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     3,812,500
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               3,812,500
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,812,500
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.6% (1)
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
(1) BASED ON 24,494,513 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF MAY 8, 2000, AS REPORTED IN MACE'S FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 554335109              SCHEDULE 13D          PAGE     4    OF     14
         ---------------------                              --------    --------

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          G II VENTURES, LLC, IRS ID #33-0823894
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
          AF, OO
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          CALIFORNIA
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     3,812,500
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               3,812,500
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,812,500
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.6% (1)
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------
(1) BASED ON 24,494,513 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF MAY 8, 2000, AS REPORTED IN MACE'S FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 554335109              SCHEDULE 13D          PAGE     5    OF     14
         ---------------------                              --------    --------

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          RUSSELL B. GEYSER I, LLC, IRS ID #33-0848037
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
          AF, OO
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          CALIFORNIA
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     3,812,500
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               3,812,500
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,812,500
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.6% (1)
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------
(1) BASED ON 24,494,513 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF MAY 8, 2000, AS REPORTED IN MACE'S FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 554335109              SCHEDULE 13D          PAGE     6    OF     14
         ---------------------                              --------    --------

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          OSCAR JOSEPH HOLDINGS, LLC, IRS ID #77-6130780
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
          AF, OO
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          CALIFORNIA
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     3,812,500
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               3,812,500
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,812,500
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.6% (1)
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
          OO
          ---------------------------------------------------------------------
(1) BASED ON 24,494,513 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF MAY 8, 2000, AS REPORTED IN MACE'S FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 554335109              SCHEDULE 13D          PAGE     7    OF     14
         ---------------------                              --------    --------

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          RUSSELL B. GEYSER
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
          AF, OO
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     3,812,500
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               3,812,500
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,812,500
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.6% (1)
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
(1) BASED ON 24,494,513 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF MAY 8, 2000, AS REPORTED IN MACE'S FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 554335109              SCHEDULE 13D          PAGE     8    OF     14
         ---------------------                              --------    --------

   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          WILLIAM GUSTAFSON
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
          AF, OO
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     3,812,500
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               3,812,500
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,812,500
          ---------------------------------------------------------------------

  12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.6% (1)
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
(1) BASED ON 24,494,513 SHARES OF MACE COMMON STOCK OUTSTANDING AS OF MAY 8, 2000, AS REPORTED IN MACE'S FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                This Amendment No. 1 to the Schedule 13D filed on November 30, 1999 by Millennia Car Wash, LLC, Excel Legacy Corporation, G II Ventures, LLC, Russell B. Geyser I, LLC, Oscar Joseph Holdings, LLC, Russell B. Geyser and William Gustafson relates to shares of common stock, par value $.01 per share ("Mace Common Stock"), of Mace Security International, Inc. ("Mace") and amends Items 2, 4, 5 and 7 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein have the same meanings as set forth in the Schedule 13D.

ITEM 2.        IDENTITY AND BACKGROUND.

                The information previously furnished in response to this Item is hereby amended and restated as follows:

                This statement is being filed on behalf of Millennia Car Wash, LLC, a Delaware limited liability company ("Millennia"), Excel Legacy Corporation, a Delaware corporation ("Legacy"), G II Ventures, LLC, a California limited liability company ("G II Ventures"), Russell B. Geyser I, LLC, a California limited liability company ("RBG LLC"), Oscar Joseph Holdings, LLC, a California limited liability company ("OJH LLC"), Russell B. Geyser, a United States citizen ("Geyser"), and William Gustafson, a United States citizen ("Gustafson" and, together with Millennia, Legacy, G II Ventures, RBG LLC, OJH LLC and Geyser, collectively the "Reporting Persons").

                The principal business of Millennia is to acquire, own and operate automotive cleaning and detailing facilities. The address of the principal office and principal business of Millennia is 1818 Hawk View Drive, Encinitas, California 92024.

                Legacy is a member of Millennia. The principal business of Legacy is to acquire, develop and manage real property and real estate-related operating companies. The address of the principal office and principal business of Legacy is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

                G II Ventures is a member of Millennia. The principal business of G II Ventures is to act as a member of Millennia and other affiliated companies. The address of the principal office and principal business of G II Ventures is 1818 Hawk View Drive, Encinitas, California 92024.

                RBG LLC is a member of G II Ventures. The principal business of RBG LLC is to act as a member of G II Ventures and other affiliated companies. The address of the principal office and principal business of RBG LLC is 1818 Hawk View Drive, Encinitas, California 92024.

                OJH LLC is a member of G II Ventures. The principal business of OJH LLC is to act as a member of G II Ventures and other affiliated companies. The address of the principal office and principal business of OJH LLC is 1818 Hawk View Drive, Encinitas, California 92024.

                Geyser is a member of RBG LLC. The principal occupation of Geyser is to act as President and Chief Executive Officer of Millennia and as managing member of G II Ventures and other affiliated companies. The business address of Geyser is 1818 Hawk View Drive, Encinitas, California 92024.

                Gustafson is a member of OJH LLC. The principal occupation of Gustafson is to act as a member of G II Ventures and other affiliated companies. The business address of Gustafson is 1818 Hawk View Drive, Encinitas, California 92024.

                Set forth on Schedule I hereto is the name, citizenship, business address and present principal occupation or employment, and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors, if any, and executive officers, if any, of the Reporting Persons as of the date hereof.

                During the last five years, none of the Reporting Persons nor any of the members, directors or executive officers of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.        PURPOSE OF TRANSACTION.

                The information previously furnished in response to this Item is hereby amended and restated as follows:

                The Reporting Persons acquired the shares of Mace Common Stock for investment purposes pursuant to the Asset Purchase Agreement and related transactions described in Item 3 above. The Reporting Persons may hold discussions from time to time with members of the Board of Directors, management and other stockholders of Mace, with a view to maximizing the value of the Mace Common Stock. Such discussions may relate to, among other things, changes in the Board of Directors or management of Mace, changes in Mace's charter or bylaws, acquisitions or dispositions of Mace Common Stock, or sales of all or a substantial part of Mace's business or assets. Any such discussions, or actions relating thereto which the Reporting Persons choose to undertake, will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the actions of the Board of Directors and management of Mace; on-going evaluation of Mace's business, financial condition, operations and prospects; general market and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Depending upon the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Mace Common Stock or dispose of all or a portion of the shares beneficially owned by them.

                Under the Asset Purchase Agreement, Mace agreed to nominate a representative of the Reporting Persons to stand for election to the Board of Directors of Mace at any elections to be held within 36 calendar months following the month in which the closing under the Asset Purchase Agreement occurred. The closing occurred in October 1999. The Reporting Persons selected Richard B. Muir, Executive Vice President, Chief Operating Officer and Secretary of Legacy, as their representative to stand for election at the 1999 annual meeting of stockholders of Mace, and Mr. Muir was elected as a director of Mace at such meeting.

                Except as set forth above, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, however, at any time and from time to time review or reconsider their position with respect to any of such matters.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

                The information previously furnished in response to this Item is hereby amended and restated as follows:

        (a) The Reporting Persons beneficially own an aggregate of 3,812,500 shares of Mace Common Stock (including 62,500 shares which the Reporting Persons have the right to acquire pursuant to the exercise of a warrant), representing approximately 15.6% of the outstanding shares of Mace Common Stock, based on 24,494,513 shares of Mace Common Stock outstanding as of May 8, 2000 as reported in Mace's Form 10-QSB for the quarter ended March 31, 2000.

        (b) The shares of Mace Common Stock are held by Millennia. Legacy and G II Ventures are members of Millennia and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of Mace Common Stock beneficially owned by Millennia. RBG LLC and OJH LLC are members of G II Ventures and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of Mace Common Stock beneficially owned by G II Ventures. Geyser is a member of RBG LLC and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of Mace Common Stock beneficially owned by RBG LLC. Gustafson is a member of OJH LLC and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of Mace Common Stock beneficially owned by OJH LLC.

        (c) None of the Reporting Persons nor any person named in Schedule I hereto has effected any transactions in Mace Common Stock during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1         Joint Filing Agreement dated as of June 27, 2000.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 27, 2000                       EXCEL LEGACY CORPORATION


                                            By:  /s/ Richard B. Muir
                                               ---------------------------------
                                               Richard B. Muir
                                               Executive Vice President,
                                               Chief Operating Officer
                                               and Secretary

                                   SCHEDULE I
              DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

        The following tables set forth the names, business addresses and present principal occupation or employment of the directors, if any, and executive officers, if any, of the Reporting Persons. Except as set forth below or in Item 2, each such person is a United States citizen and the business address of each such person is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

                             MILLENNIA CAR WASH, LLC
                               BOARD OF DIRECTORS

Name                           Present Principal Occupation or Employment
----                           ------------------------------------------
Richard B. Muir............    Executive Vice President, Chief Operating Officer and
                               Secretary of Excel Legacy Corporation.
Kelly D. Burt..............    Executive Vice President--Development of Excel Legacy Corporation.
S. Eric Ottesen............    Senior Vice President, General Counsel and Assistant
                               Secretary of Excel Legacy Corporation.
Russell B. Geyser..........    President and Chief Executive Officer, Millennia Car Wash,
                               LLC and Managing Member, G II Ventures, LLC.
William Gustafson..........    Member, G II Ventures, LLC.

                            EXCEL LEGACY CORPORATION
                               BOARD OF DIRECTORS

Name                           Present Principal Occupation or Employment
----                           ------------------------------------------
Gary B. Sabin..............    Chairman, President and Chief Executive Officer of Excel
                               Legacy Corporation.
Richard B. Muir............    Executive Vice President, Chief Operating Officer and
                               Secretary of Excel Legacy Corporation.
Kelly D. Burt..............    Executive Vice President--Development of Excel Legacy Corporation.
Jack McGrory...............    Chief Operating Officer of the San Diego Padres.  Mr.
                               McGrory's business address is 8880 Rio San Diego
                               Drive, Suite 400, San Diego, California 92108.
Richard J. Nordlund........    President of RJN Management.  Mr. Nordlund's business address is 615 Hot Springs Road, Santa Barbara, California 93108.
Robert E. Parsons, Jr......    Executive Vice President and Chief Financial Officer of Host
                               Marriott Corporation.  Mr. Parson's business address is 10400
                               Fernwood Road, Bethesda, Maryland 20817.
Robert S. Talbott..........    President of Holrob Investments, LLC.  Mr. Talbott's business address is 2607 Kingston Pike, Knoxville, Tennessee 37919.
John H. Wilmot.............    President of Exeter Development Corporation.  Mr. Wilmot's
                               business address is 7201 E. Camelback Road, Suite 222,
                               Phoenix, Arizona 85251.

                            EXCEL LEGACY CORPORATION
                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name                         Present Principal Occupation or Employment
----                         ------------------------------------------
Graham R. Bullick..........  Senior Vice President--Capital Markets of Excel Legacy Corporation.
Mark T. Burton.............  Senior Vice President--Acquisitions of Excel Legacy Corporation.
S. Eric Ottesen............  Senior Vice President, General Counsel and Assistant Secretary
                             of Excel Legacy Corporation.
James Y. Nakagawa..........  Chief Financial Officer of Excel Legacy Corporation.


                               G II VENTURES, LLC
                                 MANAGING MEMBER

Name                             Present Principal Occupation or Employment
----                             ------------------------------------------
Russell B. Geyser..........      See above.


                            RUSSELL B. GEYSER I, LLC
                                 MANAGING MEMBER

Name                           Present Principal Occupation or Employment
----                           ------------------------------------------
Russell B. Geyser..........    See above.


                           OSCAR JOSEPH HOLDINGS, LLC
                                 MANAGING MEMBER

Name                        Present Principal Occupation or Employment
----                        ------------------------------------------
William Gustafson.......... See above.